SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER


                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                        Date of Report: March 26, 2003


                                   BIORA AB

                            SE-205 12 Malmo, Sweden

                        Telephone: (011) 46-40-32-13-33



         Indicate by a check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

               |x|  Form 20-F                   |_|  Form 40-F


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               |_|  Yes                         |x|  No


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         Not applicable.



         This Form 6-K consists of a Press Release announcing changes to the Biora Board of Directors dated March 26, 2003. Attached to the press release is the Notice of Annual General Meeting of Biora AB for the meeting to be held in Malmo, Sweden on April 29, 2003.

              Press release from Biora AB (publ), March 26, 2003

No 2/03

                             FOR IMMEDIATE RELEASE

Changes to Biora's Board of Directors

The Biora Board was advised today that at the company's Annual General Meeting on April 29, 2003, Jan Kvarnstrom and Lennart Jacobsson will decline to seek re-election as Directors.

Jan Kvarnstrom has been a member of the Board since January 2002 and Lennart Jacobsson has been the deputy Board member since 1987. Both directors are declining re-election to Biora's Board due to their increasing workload.

Due to the Company's current strategy and the broad experience of the other six Directors on the Biora Board, there are no plans to nominate new Directors at this time. A deputy board member will be elected at the Annual General Meeting.

The Annual General Meeting of Biora AB (publ) will take place on Tuesday, April 29th, 2003 at 4:00 pm at Europaporten in Malmo, Sweden.

The Notice of Biora's Annual General Meeting is attached to this press release.

Biora develops manufactures and sells biotechnology-based products to dentists. Its principal product, Emdogain(R)Gel, which is approved for sale in Europe, North America and Japan among others, naturally regenerates tooth-supporting structure that the tooth has lost due to periodontitis. Biora's shares are listed on the "O-list" of the Stockholm Stock Exchange in Sweden.


This press release may contain certain forward- looking statements that relate to future events or future business and financial performance. Such statements can only be predictions and the actual events or results may differ from those discussed. The Company cautions that these statements are subject to important factors that could cause actual results to differ materially from those expressed or implied in such forward looking statements and are more fully discussed in periodic reports filed with Securities and Exchange Commission.

_________________________________________________________________________
For further information, please contact:
- Tommie Johansson, Corporate Communications and Investor Relations, Biora +46 70 32 21 365
-   Donna Janson, President and CEO of Biora, tel: +46- 40-32 12 28
-   http://www.biora.com

            Notice of the Annual General Meeting of Biora AB (publ)

Shareholders of Biora AB (publ) are hereby notified that the Annual General Meeting will be held at Europaporten 25, Malmo, Sweden on Tuesday, April 29th, 2003 at 4:00 p.m. All participants must register no later than 3.45 pm.

Registration

Shareholders who wish to attend the Annual General Meeting must:

     - be registered in the share register of the Securities Register Center, VPC AB, not later than by Thursday, April 17, 2003. Shareholders who have registered their holdings through an investment manager must request temporary share registration in their own name with VPC well before April 17, 2003.
     - notify the company of their participation no later than 4:00 p.m. on Wednesday, April 23, 2003.

Shareholders may register by:

     - letter, to Biora AB, Attention Jessica Nystrom, Medeon Science Park, 205 12 Malmo, Sweden
     -   telephone, to +46-40-32 13 69.
     -   fax, to +46-40-32 13 55 (Attention Jessica Nystrom)
     -   Internet, at Biora's website at "www.biora.com"

When registering, Shareholders must state:
     -   their name
     -   their social insurance, social security or registration number
     -   their address and telephone number
     -   their shareholdings

Shareholders represented by proxy must submit a signed proxy form before the meeting. Representatives of legal entities (corporations, partnerships, etc.) shall submit a copy of the certificate of incorporation or corresponding proof of authority.


Proposed Agenda

1.   Opening of the Annual General Meeting.

2.   Election of Chairman for the Meeting.

3.   Preparation and approval of the voting list.

4.   Election of persons to verify the Minutes.

5.   Approval of the Agenda.

6.   Consideration of whether the Meeting has been duly convened.

7. Presentation of the Annual Report and the Auditors' Report for the parent company and the Group.

8. Resolution to adopt the income statements and balance sheets of the parent company and the Group.

9.   Resolution regarding the disposition of the accumulated losses.

10. Resolution to discharge the members of the Board and the President from liability.

11.  Determination of fees for the Board of Directors.

12.  Election of Directors.

13.  Resolution to amend the Article of Association.

14.  Resolutions regarding

     (a) Nomination committee, and
     (b) Remuneration committee

15.  Closing of the Meeting.


Proposed appropriation of the accumulated loss (item 9)

The Group does not have any restricted retained earnings and therefore, no dividends are proposed. The Board of Directors proposes that the accumulated loss on the Parent Company's balance sheet be covered by charging the share premium reserve.


Board of Directors and their fees (items 11-12)

Shareholders, who jointly hold approximately 20% of the voting rights, propose that the Board of Directors shall consist of the following six directors:

Re-election of the following Directors:
Per Wahlstrom, Nils Bohlin, Lars Ingelmark, Per Lojdquist, Lars Spongberg and Christer Testen.

The Director Jan Kvarnstrom and the deputy Director Lennart Jacobsson have declined re-election.

Prior to the meeting, an additional proposal for the election of one deputy Director will be made.

It is proposed that the total fee to the Board of Directors should be unchanged, SEK 800,000, to be divided among the directors as the Board of Directors shall determine.

It is noted that KPMG, with senior partner Alf Svensson as chief responsible partner, has been elected as the Auditor of the Company until the Annual General Meeting in 2004, and that the auditors shall be paid for work performed as invoiced.


Amendment of the Articles of Association (item 13)

The Board of Directors propose that the Annual General Meeting shall resolve to amend the Articles of Association so that notices of extraordinary general meetings only be made through a public announcement and need not to be mailed to shareholders.


Committees (item 14)
The Swedish Shareholders' Association (Aktiespararna) has made a proposal that the Annual General Meeting shall establish a Nomination Committee and direct the Board of Directors to establish an Audit Committee and a Remuneration Committee, unless already provided for. It is noted that the Board of Directors established an Audit Committee directly following the Company's initial public offering in 1997.

The company has been informed that certain other shareholders intends to propose that the AGM shall resolve to establish a Nomination Committee, composed of the Chairman of the Board of Directors (convening) as well as by one representative from each of the company's two major shareholders as of the last day of the third calendar quarter for each financial year. The tasks of the Nomination Committee shall be to present proposals, before the upcoming AGMs, regarding the election of members of the Board of Directors and the determination of fees to the Board of Directors.


Available documents

Financial Statements and the Auditors' Report are available at the Company's offices. The documents will be sent to Shareholders who request them. This Notice of Annual General Meeting is also available at www.biora.com.

                                   Welcome!
                              Malmo, March, 2003
                              Board of Directors
                                Biora AB (publ)

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                 BIORA AB


Dated: March 26, 2003                            By: /s/ Svante Lundell
                                                     --------------------------
                                                     Svante Lundell
                                                     Chief Financial Officer